NO ACT

IE
1-15-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13000762

February 22, 2013

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2013

Re: Comcast Corporation
Incoming letter dated January 15, 2013

Dear Mr. Aaronson:

This is in response to your letters dated January 15, 2013 and February 4, 2013 concerning the shareholder proposal submitted to Comcast by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 15, 2013

The proposal requests that the board take steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Comcast's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
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Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

February 4, 2013

Re: Shareholder Proposals Submitted by the Communications Workers of America Members' General Fund and Kenneth Steiner

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

This letter amends our previous Rule 14a-8(i)(11) no-action request submitted to the Staff of the Division of Corporation Finance (the "**Staff**") on behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), on January 15, 2013 (the "**January 15 Letter**") to correct misstated facts as to which of two substantially duplicative shareholder proposals was first received by the Company and which, therefore, would be subject to exclusion for the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**")[1] under Rule 14a-8(i)(11). For your reference, a copy of the January 15 Letter is attached hereto as Exhibit A.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the proponents at issue, the Communications Workers of America Members' General Fund (the "**CWA**") and Kenneth Steiner, informing them of the Company's intention to include the proposal submitted by the CWA (the "**CWA Proposal**," a copy of which is attached hereto as Exhibit B) in the 2013 Proxy Materials and exclude the proposal submitted by Kenneth Steiner (the "**Steiner Proposal**," a copy of which is attached hereto as Exhibit C).

[1] The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "SEC") on or about April 5, 2013.

We have concluded that the Steiner Proposal may be properly omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates the previously-submitted CWA Proposal, and we respectfully request that the Staff concur in our view.

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be excluded "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When a company receives two substantially duplicative proposals, the company must include the proposal it received first in its proxy materials, unless that proposal may otherwise be excluded. See Great Lakes Chemical Corp. (Mar. 2, 1998).

The substance of the CWA Proposal and the Steiner Proposal is virtually identical. The CWA Proposal requests that the Company Board of Directors "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share"; the Steiner Proposal requests that the Company's Board of Directors "take the steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share." Given the proposals' similarity, the Company believes the proposals are substantially duplicative of one another for the purposes of Rule 14a-8(i)(11). See Bristol-Meyers Squibb Co. (Mar. 5, 2003); Pacific Gas & Electric Co. (Feb. 1, 1993).

The Company received the CWA Proposal before the Steiner Proposal. The Company first received the Steiner Proposal on December 19, 2012, via e-mail, at 3:14 p.m. A copy of that e-mail is attached hereto as Exhibit D. The Company also received a copy of the Steiner Proposal via fax on the same day at 4:01 p.m. The Company first received the CWA Proposal on December 19, 2012, via fax, at 2:08 p.m.—one hour and six minutes before it received the Steiner Proposal. The Company also received a copy of the CWA Proposal on December 20, 2012 via UPS at 10:56 a.m. A copy of the UPS delivery confirmation is attached hereto as Exhibit E. A copy of the Activity Report from the Company fax machine that received both of the faxes referred to above is attached hereto as Exhibit F.

In the January 15 Letter, we set forth an erroneous timeline. Having received multiple faxes from the CWA around the time its proposal was submitted, the Company mistakenly and inadvertently identified a later fax transmission from the CWA as being that which transmitted the CWA Proposal. In a letter to the Staff on which we were copied, dated January 28, 2013, CWA's counsel illuminated our error and provided documentation clarifying that the CWA Proposal had, in fact, been received by the Company before the Steiner Proposal. A copy of that letter is attached hereto as Exhibit G. Consequently, we amend the January 15 Letter to reflect that clarified factual timeline—which timeline demonstrates that, in light of the Company's intention to include the CWA Proposal in the 2013 Proxy Materials, the Steiner Proposal may be properly excluded under Rule 14a-8(i)(11).

Conclusion

We believe the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from cluttering proxy materials with several versions of virtually the same proposal. For the reasons stated above, we respectfully request that the Staff concur in our opinion that the Steiner Proposal may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(i)(11) because it substantially duplicates the CWA Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: George Kohl
Communications Workers of America
Members' General Fund

Kenneth Steiner

John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: Shareholder Proposal Submitted by the Communications Workers of America Members' General Fund

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") the shareholder proposal (the "**CWA Proposal**") and related supporting statement received from the Communications Workers of America Members' General Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the CWA Proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the Company's intention to exclude the CWA Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the CWA Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company (the "**Steiner Proposal**," attached hereto as Exhibit B).

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be excluded "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When a company receives two substantially duplicative proposals, the company must include the proposal it received first in its proxy materials, unless that proposal may otherwise be excluded. See Great Lakes Chemical Corp. (Mar. 2, 1998).

The substance of the CWA Proposal and the Steiner Proposal is virtually identical. The CWA Proposal requests that the Company Board of Directors "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share"; the Steiner Proposal requests that the Company's Board of Directors "take the steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share." Given the proposals' similarity, the Company believes the proposals are substantially duplicative of one another for the purposes of Rule 14a-8(i)(11). See Bristol-Meyers Squibb Co. (Mar. 5, 2003); Pacific Gas & Electric Co. (Feb. 1, 1993).

The Company received the Steiner Proposal before the CWA Proposal. The Company first received the Steiner Proposal on December 19, 2012, via e-mail, at 3:14 p.m. A copy of that e-mail is attached hereto as Exhibit C. The Company also received a copy of the Steiner Proposal via fax on the same day at 4:01 p.m. The Company first received the CWA Proposal on December 20, 2012 via UPS at 10:56 a.m. A copy of the UPS delivery confirmation is attached hereto as Exhibit D. The Company also received a copy of the CWA Proposal via fax on the same day at 6:54 p.m. A copy of the Activity Report from the Company fax machine that received both of the faxes referred to above is attached hereto as Exhibit E. As a result of the foregoing timeline, the Company believes the Steiner Proposal had been "previously submitted" to the Company when the Company received the CWA Proposal.

Finally, the Company intends to include the Steiner Proposal in the 2013 Proxy Materials. As a result, the Company believes that the CWA Proposal may be properly excluded under Rule 14a-8(i)(11).

Conclusion

We believe the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from cluttering proxy materials with several versions of virtually the same proposal. For the reasons stated above, we respectfully request that the Staff concur in our opinion that the CWA Proposal may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(i)(11) because it substantially duplicates the Steiner Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: George Kohl
Communications Workers of America
Members' General Fund

Arthur R. Block
Comcast Corporation

EXHIBIT A

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block   Date: 12/19/12

Fax#: 215-981-7794   Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS:

Communications Workers of America AFL-CIO, CLC
501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

VIA Fax & Overnight Mail

December 19, 2012

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

On behalf of the Communications Workers of America Members' General Fun ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2013. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial owner of Comcast common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. We can supply proof of such holdings upon request.

The Fund intends to continue to own at least $2,000 worth of Comcast common stock continuously through the date of the Company's 2013 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at tdaley@cwa-union.org or 202-434-9515.

Sincerely,



George Kohl
Senior Director
Enclosure

Shareholder Proposal

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast's capital structure gives Brian Roberts a disproportionate percentage of shareholder votes. He had one third of the votes at the 2012 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which have 15 votes per share.

In contrast, Comcast's 2.064 billion shares of Class A common have two-thirds of the aggregate voting power. For 2012, each Class A share was entitled to just "0.1345 votes."

A report prepared for Morgan Stanley Investment Management by Davis Global Advisors "concludes that such a structure puts the interests of the controlling family over those of other investors" (New York Times, Nov. 4, 2006). Louis Lowenstein has observed that dual-class voting stocks eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behavior" (1989 Columbia Law Review pp. 979, 1008). He also contends that "they allow corporate control to be seized or retained by corporate officers or insiders" (What's Wrong with Wall Street, p.193 (1988)).

The danger of such disproportionate voting power is illustrated, we believe, by the criminal convictions of former executives of Adelphia Communications and Hollinger International. Like Comcast, each of those companies had capital structures that gave disproportionate voting power to one or more insiders and thereby reduced accountability.

Comcast's capital structure may also hinder acquisitions of companies that are governed on the one share-one vote principle. It could inhibit efforts to raise additional capital, because some persons, like Nell Minow, the editor of The Corporate Library, "would never buy or recommend non-voting or limited voting stock" (USA Today, May 17, 2004).

With a market capitalization of about $58 billion as this is written, Comcast may be the largest public company with disparate voting rights. In our view, this large capitalization magnifies the danger to investors that arises from a capital structure that gives Mr. Roberts one-third of the votes with Class B stock that would represent less than 1 percent of the aggregate voting power if all of his Class B stock was converted to Class A common.

At the 2009 Annual Meeting, this proposal won more than 26.3 percent of the votes cast for and against. This is a truly astonishing number in view of the fact that each Class B share has more than 100 times the voting power of a Class A share.

Raytheon, Readers Digest, Church & Dwight, Fairchild Semiconductor, and other companies have recently eliminated stocks with disparate voting rights in order to provide each share of common stock with a single vote. We believe Comcast should also take this step in order to better align the voting power of shareholders with their economic interests.

EXHIBIT B

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brian L. Roberts
Chairman
Comcast Corporation (CMCSA)
1500 Market St
Philadelphia PA 19102
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

REVISED DEC. 30, 2012

Dear Mr. Roberts,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Arthur R. Block
Corporate Secretary
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 19, 2012,
revised per company request, December 30, 2012]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

By allowing certain stock to have more voting power than other stock our company takes our public shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. GMI/The Corporate Library, an independent investment research firm, said we had a controlling shareholder group which owned 33% of our stock.

News Corp. is another company like ours. "If you are buying shares in [News Corp.], it's buyer beware," says Sydney Finkelstein, a professor at Dartmouth's Tuck School of Business. "There is no management or leadership reason to have two classes of stock except to retain control." The Council of Institutional Investors asked NASDAQ and NYSE to stop listing new companies with dual share classes.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI had rated our company "F" continuously since 2007 with "High Governance Risk." Also "Concern" for director qualifications, "Very High Concern" for Take Over Defenses and "Very High Concern" for Executive Pay – $26 million for Brian Roberts.

Brian Roberts also had $3.6 million in pension increases and non-qualified deferred pay. Because such pay was not directly linked to performance, it was difficult to justify in terms of shareholder value. In addition, Mr. Roberts received a mega-grant of 800,000 options for the 4th straight year. Considering Mr. Roberts' massive holdings – 33% of outstanding shares – such pay was unnecessary.

Two directors were age 74 to 92. Six directors had 10 to 43 years long-tenure. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Joseph Collins, Lead Director no less, Gerald Hassell and Judith Rodin each received approximately 20% in negative votes although they got every possible yes vote from Brian Roberts' 33%-holdings. This was 20-times the negative votes of some of our directors. Ms. Rodin was also involved with the AMR Corporation bankruptcy. Our proxy statement does not explain how such directors could possibly be strong directors. It is not a surprise that these directors controlled every seat on our executive pay committee. Plus they controlled 50% of our nomination committee and 30% of our audit committee.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 19, 2012 3:14 PM
To: Klumpp, Lori
Cc: Wideman, Elizabeth
Subject: Rule 14a-8 Proposal (CMCSA)``
Attachments: CCE00000.pdf

Dear Ms. Klumpp,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

EXHIBIT E

ACTIVITY REPORT

TIME : 01/03/2013 10:38
NAME :
FAX :
TEL :
SER.# : BROA8J762124

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
	11/26	16:50		38	02	OK	RX	ECM
	11/27	13:12		28	01	OK	RX	ECM
	11/27	22:41		37	01	OK	RX	ECM
	11/28	10:08		01:11	03	OK	RX	ECM
	11/28	10:16		01:07	03	OK	RX	ECM
#475	11/28	10:56		30	02	OK	TX	ECM
	12/05	11:54		42	01	OK	RX	ECM
	12/06	09:49		29	01	OK	RX	ECM
	12/06	10:07		22	02	OK	RX	ECM
#476	12/07	12:34		31	02	OK	TX	ECM
	12/10	14:36		31	03	OK	RX	ECM
	12/11	15:52		02:47	13	OK	RX	ECM
#477	12/12	10:46		45	00	NG	TX	ECM
#478	12/12	10:48		24	00	NG	TX	
	12/14	12:43		22	01	OK	RX	ECM
#479	12/17	14:55		20:11	39	OK	TX	
	12/18	12:22		42	04	OK	RX	ECM
	12/19	14:08	2024341201	01:26	04	OK	RX	ECM
	12/19	[illegible]	OMB Memorandum	01:09	03	OK	RX	ECM
	12/20	14:37		18	02	OK	RX	ECM
	12/20	18:54	2024341201 CWA	49	03	OK	RX	ECM
	12/21	11:44		21	02	OK	RX	ECM
	12/21	12:45		01:25	02	OK	RX	
	12/21	12:50		01:31	02	OK	RX	
	12/21	14:30		25	03	OK	RX	ECM
	12/26	14:03		54	01	OK	RX	
	12/31	00:34		01:34	03	OK	RX	

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

EXHIBIT B

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block Date: 12/19/12

Fax#: 215-981-7794 Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS:

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

VIA Fax & Overnight Mail

December 19, 2012

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

On behalf of the Communications Workers of America Members' General Fun ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2013. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial owner of Comcast common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. We can supply proof of such holdings upon request.

The Fund intends to continue to own at least $2,000 worth of Comcast common stock continuously through the date of the Company's 2013 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at tdaley@cwa-union.org or 202-434-9515.

Sincerely,



George Kohl
Senior Director
Enclosure



Shareholder Proposal

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast's capital structure gives Brian Roberts a disproportionate percentage of shareholder votes. He had one third of the votes at the 2012 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which have 15 votes per share.

In contrast, Comcast's 2.064 billion shares of Class A common have two-thirds of the aggregate voting power. For 2012, each Class A share was entitled to just "0.1345 votes."

A report prepared for Morgan Stanley Investment Management by Davis Global Advisors "concludes that such a structure puts the interests of the controlling family over those of other investors" (New York Times, Nov. 4, 2006). Louis Lowenstein has observed that dual-class voting stocks eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behavior" (1989 Columbia Law Review pp. 979, 1008). He also contends that "they allow corporate control to be seized or retained by corporate officers or insiders" (What's Wrong with Wall Street, p.193 (1988)).

The danger of such disproportionate voting power is illustrated, we believe, by the criminal convictions of former executives of Adelphia Communications and Hollinger International. Like Comcast, each of those companies had capital structures that gave disproportionate voting power to one or more insiders and thereby reduced accountability.

Comcast's capital structure may also hinder acquisitions of companies that are governed on the one share-one vote principle. It could inhibit efforts to raise additional capital, because some persons, like Nell Minow, the editor of The Corporate Library, "would never buy or recommend non-voting or limited voting stock" (USA Today, May 17, 2004).

With a market capitalization of about $58 billion as this is written, Comcast may be the largest public company with disparate voting rights. In our view, this large capitalization magnifies the danger to investors that arises from a capital structure that gives Mr. Roberts one-third of the votes with Class B stock that would represent less than 1 percent of the aggregate voting power if all of his Class B stock was converted to Class A common.

At the 2009 Annual Meeting, this proposal won more than 26.3 percent of the votes cast for and against. This is a truly astonishing number in view of the fact that each Class B share has more than 100 times the voting power of a Class A share.

Raytheon, Readers Digest, Church & Dwight, Fairchild Semiconductor, and other companies have recently eliminated stocks with disparate voting rights in order to provide each share of common stock with a single vote. We believe Comcast should also take this step in order to better align the voting power of shareholders with their economic interests.

EXHIBIT C

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brian L. Roberts
Chairman
Comcast Corporation (CMCSA)
1500 Market St
Philadelphia PA 19102
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

REVISED DEC. 30, 2012

Dear Mr. Roberts,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Arthur R. Block
Corporate Secretary
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 19, 2012,
revised per company request, December 30, 2012]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

By allowing certain stock to have more voting power than other stock our company takes our public shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. GMI/The Corporate Library, an independent investment research firm, said we had a controlling shareholder group which owned 33% of our stock.

News Corp. is another company like ours. "If you are buying shares in [News Corp.], it's buyer beware," says Sydney Finkelstein, a professor at Dartmouth's Tuck School of Business. "There is no management or leadership reason to have two classes of stock except to retain control." The Council of Institutional Investors asked NASDAQ and NYSE to stop listing new companies with dual share classes.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI had rated our company "F" continuously since 2007 with "High Governance Risk." Also "Concern" for director qualifications, "Very High Concern" for Take Over Defenses and "Very High Concern" for Executive Pay – $26 million for Brian Roberts.

Brian Roberts also had $3.6 million in pension increases and non-qualified deferred pay. Because such pay was not directly linked to performance, it was difficult to justify in terms of shareholder value. In addition, Mr. Roberts received a mega-grant of 800,000 options for the 4th straight year. Considering Mr. Roberts' massive holdings – 33% of outstanding shares – such pay was unnecessary.

Two directors were age 74 to 92. Six directors had 10 to 43 years long-tenure. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Joseph Collins, Lead Director no less, Gerald Hassell and Judith Rodin each received approximately 20% in negative votes although they got every possible yes vote from Brian Roberts' 33%-holdings. This was 20-times the negative votes of some of our directors. Ms. Rodin was also involved with the AMR Corporation bankruptcy. Our proxy statement does not explain how such directors could possibly be strong directors. It is not a surprise that these directors controlled every seat on our executive pay committee. Plus they controlled 50% of our nomination committee and 30% of our audit committee.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT D

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 19, 2012 3:14 PM
To:	Klumpp, Lori
Cc:	Wideman, Elizabeth
Subject:	Rule 14a-8 Proposal (CMCSA)``
Attachments:	CCE00000.pdf

Dear Ms. Klumpp,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

EXHIBIT F

ACTIVITY REPORT

TIME : 01/03/2013 10:38
NAME :
FAX :
TEL :
SER.# : BROA8J762124

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
	11/26	16:50		38	02	OK	RX	ECM
	11/27	13:12		28	01	OK	RX	ECM
	11/27	22:41		37	01	OK	RX	ECM
	11/28	10:08		01:11	03	OK	RX	ECM
	11/28	10:16		01:07	03	OK	RX	ECM
#475	11/28	10:56		30	02	OK	TX	ECM
	12/05	11:54		42	01	OK	RX	ECM
	12/06	09:49		29	01	OK	RX	ECM
	12/06	10:07		22	02	OK	RX	ECM
#476	12/07	12:34		31	02	OK	TX	ECM
	12/10	14:36		31	03	OK	RX	ECM
	12/11	15:52		02:47	13	OK	RX	ECM
#477	12/12	10:46		45	00	NG	TX	ECM
#478	12/12	10:48		24	00	NG	TX	
	12/14	12:43		22	01	OK	RX	ECM
#479	12/17	14:55		20:11	39	OK	TX	
	12/18	12:22		42	04	OK	RX	ECM
	*12/19	14:08	2024341201	01:26	04	OK	RX	ECM
	12/19	[illegible]	[illegible] & OMB Memorandum M[illegible]	01:09	03	OK	RX	ECM
	12/20	14:37		18	02	OK	RX	ECM
	12/20	18:54	2024341201 CWA	49	03	OK	RX	ECM
	12/21	11:44		21	02	OK	RX	ECM
	12/21	12:45		01:25	02	OK	RX	
	12/21	12:50		01:31	02	OK	RX	
	12/21	14:30		25	03	OK	RX	ECM
	12/26	14:03		54	01	OK	RX	
	12/31	00:34		01:34	03	OK	RX	

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

*** Transmission by which the Company first received the CWA Proposal, as opposed to the 12/20 18:54 transmission mistakenly and inadvertently identified as such in the January 15 Letter.**

EXHIBIT G

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358 SUITE 610 Phone (608) 255-5111
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

VIA E-MAIL January 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the Comcast Corporation for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Members' General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the Comcast Corporation ("the Company"), which is seeking a no-action letter with respect the shareholder proposal of the CWA Members' General Fund (the CWA Fund), by letter dated January 15, 2013. In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov. It is also being transmitted by United States mail to counsel for the company.

II. The Company's Claim under Rule 14a-8(i)(11)

The Fund Proposal asks the Company's Board of Directors to "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share. See Co. Ex. A. The Company claims that it may be omitted from its 2013 proxy materials under Rule 14a-8(i)(11) on the erroneous premise that it substantially duplicates another proposal that was "previously submitted" to it by Kenneth Steiner. See pp. 1-2; Co. Ex. B. In fact, as set forth in more detail below, the Fund proposal was the first to be received by the Company. The Company is mistaken in three respects.

III. The Applicable Tests for Applying Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting" (emphasis added). In this context, Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added).

IV. Contrary to the Claim of the Company, It Is Evident That the Fund Proposal Was The First to be Received by the Company

A. The Company Has Overlooked the Fact That It Received the CWA Fund Proposal on December 19th Before It Received the Steiner Proposal

The attached Affidavit of Tony Daley, and additional evidence discussed below, make clear that the Company is mistaken in asserting that it received the Proposal of the CWA Fund on December 20th - a day after its receipt of the Steiner Proposal "on December 19, 2012, via e-mail, at 3:14 p.m." (See p. 2). Mr. Daley states:

> "On December 19, 2012, between 2:00 and 3:00 PM, I submitted a shareholder proposal of the Communications Workers of America Members' General Fund via fax to Comcast Corporation (at fax number 215-981-7794) from a CWA fax number (202-434-1201)."

In his affidavit, Mr. Daley continues, "that was the only fax communication that I sent to Comcast on December 19, 2012."

Although the Company contends (p.2) that it "first received the Steiner Proposal on December 19, 2012, via e-mail, at 3:14 p.m," the Company's own Exhibit E, which the Company describes as "a copy of the Activity Report from the

Company fax machine," puts the Company's receipt of the CWA Fund's Proposal from fax number 202-434-1201, at "14:08," or 2:08 PM, on the afternoon of December 19th – more than one full hour before the Company claims that it received the Steiner Proposal via e-mail. The "14:08" entry in the Activity Report appears immediately before the entry at "16:01," or 4:01 PM, which the Company describes as "a [later] copy of the Steiner Proposal [that it received] via fax on the same day at 4:01 p.m."

There is additional evidence that the Company actually received the CWA Fund Proposal prior to the Steiner Proposal. Although there is a difference in the time that was recorded for the transmission, as compared to the Company's Activity Report, the enclosed CWA Confirmation Report reflects the "successful" transmission of the shareholder proposal from CWA fax number 202-434-1201 to the Company's 215-981-7794 fax number. The end time of the transmission is reported as "2:34pm" on the afternoon of December 19, 2012.

It is also evident that the fax transmission from the CWA fax number 202-434-1201 did in fact concern the Fund's shareholder proposal. The CWA Confirmation Report with respect to that fax contains a reduced size facsimile of the Cover Sheet that Mr. Daley used to transmit the fax. Apart from its size, the facsimile is identical to the copy of the fax cover sheet that is contained in Company Exhibit A, which the Company claims it did not receive until December 20th. Each copy of the cover sheet reflects that the subject of the fax is "submission of shareholder proposal." The date is "12/19/12." And the listed recipient is "Arthur Block," who is the Secretary of the Company. And, as Mr. Daley stated in his Affidavit, and the Company Activity Report confirms, the only fax that he sent to the Company on "December 19, 2012" was the fax that submitted the CWA Fund's shareholder proposal to the Company.

While there is a 26 minute discrepancy between the two times that were recorded for the Company's receipt of the "12/19/12" fax containing the Fund's Proposal, it is apparent that the Company's fax Activity Report and the CWA Fund's Confirmation Report agree that the fax containing the Proposal of the CWA Fund was received by the Company on

December 19, 2012, at least forty minutes before the time that the Company claims it "first received the Steiner Proposal" via e-mail. Under these circumstances, there is plainly no merit in the Company's claim that the Fund's Proposal "may be properly excluded under Rule 14a-8(i)(11) on the false premise that it duplicates another proposal that was "previously submitted to the Company . . . ." (Emphasis added; See pp. 1-2).

B. The Company Also Is Mistaken With Respect to The Subject-Matter of the Follow-Up Fax That It Received From The CWA Fund On December 20

The Company is also mistaken in claiming that it did not receive "a copy of the CWA proposal via fax" until "6:54 p.m" on the evening of December 20, 2012. While the CWA Fund did send a fax to the Company at about that time, and the Company's fax Activity Report (Co. Ex. E) does reflect the receipt of a fax from the CWA fax number of 202-434-1201 at "18:54" on the evening of "12/20," that fax did not contain a copy of the Fund's Proposal as the Company claims.

In this context, the Affidavit of Tony Daley demonstrates that the Company is mistaken. In his affidavit, Mr. Daley states:

> "On December 20, 2012, around 7:00 PM, I faxed to Comcast Corporation a verification of ownership of Comcast Class A Shares to fulfill the [proof of ownership] requirement of SEC Rule 14a-8."

The truth of Mr. Daley's foregoing statement is confirmed by the Confirmation Report that he received with respect to the December 20th fax transmission. The Report reflects that the "successful" transmission was made from the CWA fax number 202-434-1201 to the Company fax number of 215-981-7794, and was completed at "7:19pm" on the evening of December 20. In addition, the Confirmation Report contains a facsimile of the Cover Sheet that Mr. Daley used to transmit the fax, which makes clear that the subject of the fax was "Verification of Ownership of Comcast Class A

Shares for [his prior] Submission of [the CWA Fund's] Shareholder Proposal."

As in the case of the fax on December 19th, there is a discrepancy between the 6:54 p.m. time of receipt recorded by the Company's Activity Report for the fax sent on December 20th, and the 7:19 p.m. time of receipt reflected in the CWA's Confirmation Report. However, the difference of 25 minutes is virtually the same as the 26 minute difference that is apparent in the reports concerning the fax that was sent on the prior day, at the time the text of the CWA Fund's shareholder proposal was submitted to the Company.

Under these circumstances, it is evident that the fax that the CWA Fund sent to the Company on December 20 did not contain a copy of its shareholder proposal. Instead, that fax was submitted only to "fulfill the [proof of ownership] requirement of SEC Rule 14a-8," as Mr. Daley explains in his Affidavit.

C. The Company's Argument Is Also Without Merit Because the Company Did Not Receive the Revised Steiner Proposal Until December 30, 2012

The Company asserts (p. 2) that "[w]hen a company receives two substantially duplicative proposals, the company must include the proposal it received first in its proxy materials . . . ." As noted above, the CWA Fund agrees with that proposition. It makes clear that the Fund's Proposal must be included in the Company's proxy materials because it was the first to be received.

However, there is another facet of the Company's request that its counsel failed to address in its letter. That is the fact that the Company did not receive the version of the Steiner Proposal that it intends to include in its proxy materials before December 30 - ten days <u>after</u> it admits receipt of the CWA Fund's Proposal via UPS.

In this context, the Company asserts (p. 2) that the Steiner Proposal "attached hereto as <u>Exhibit B</u>" was the one "previously submitted to the Company." But an examination of Exhibit B reveals that the copy of the Proposal in the Exhibit is not only different from the original Steiner

Proposal, but is a revised version that could not have been submitted to the Company prior to December 30, 2012.

In this context, the copy of the Steiner Proposal in Company Exhibit B has a notation that it was "revised per company request, December 30, 2012." The nature and extent of the requested revisions is not apparent.

Under these circumstances, the CWA Fund submits that the revision and re-submission of the Steiner Proposal is an event, which further negates the Company's claim. It is evident that the Steiner Proposal was not the one that was "previously submitted," even if the Company had "first received a copy of the CWA Proposal on December 20, 2012 via UPS at 10:56 a.m," as the Company claims in its letter.

V. Conclusion

For the reasons set forth above, the CWA Fund respectfully submits that the Company has failed to meet its burden of demonstrating "that it is <u>entitled</u> to exclude . . . [the] proposal." Accordingly, the request for a no-action letter should be denied.

Respectfully submitted,



Frederick B. Wade
Attorney

c. William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Enclosures:

1. Affidavit of Tony Daley
2. Company Fax Activity Report -Company Exhibit E
3. CWA Fax Confirmation Report -Dec-19 02:32 pm
4. CWA Fax Confirmation Report -Dec-20 07:18 pm

AFFIDAVIT

1. My name is Tony Daley, Research Economist, Communications Workers of America. I make his affidavit on the basis of my personal knowledge.

2. On December 19, 2012, between 2:00 and 3:00 PM, I submitted a shareholder proposal of the Communications Workers of America Members' General Fund via fax to Comcast Corporation (at fax number 215-981-7794) from a CWA fax number (202-434-1201).

3. That was the only fax communication that I sent to Comcast on December 19, 2012.

4. On December 19, 2012, I also sent by overnight mail, the same proposal to Comcast Corporation.

5. On December 20, 2012, around 7:00 PM, I faxed to Comcast Corporation a verification of ownership of Comcast Class A Shares to fulfill the requirements of SEC Rule 14a-8.



Tony Daley
Research Economist

1/25/2013
Date

District of Columbia : SS
Subscribed and Sworn to before me
this 25th day of January 2013



Pamela R. Oxley, Notary Public, D.C.
My commission expires November 30, 2013

ACTIVITY REPORT

TIME : 01/03/2013 10:38
NAME :
FAX :
TEL :
SER.# : BROA8J762124

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
	11/26	16:50		38	02	OK	RX	ECM
	11/27	13:12		28	01	OK	RX	ECM
	11/27	22:41		37	01	OK	RX	ECM
	11/28	10:00		01:11	03	OK	RX	ECM
	11/28	10:16		01:07	03	OK	RX	ECM
#475	11/28	10:56		30	02	OK	TX	ECM
	12/05	11:54		42	01	OK	RX	ECM
	12/06	09:49		29	01	OK	RX	ECM
	12/06	10:07		22	02	OK	RX	ECM
#476	12/07	12:34		31	02	OK	TX	ECM
	12/10	14:36		31	03	OK	RX	ECM
	12/11	15:52		02:47	13	OK	RX	ECM
#477	12/12	10:46		45	00	NG	TX	ECM
#478	12/12	10:48		24	00	NG	TX	
	12/14	12:43		22	01	OK	RX	ECM
#479	12/17	14:55		20:11	39	OK	TX	
	12/18	12:22		42	04	OK	RX	ECM
	[illegible]	[illegible]	[illegible]	01:26	04	OK	RX	ECM
	[illegible]/20	14:37		18	02	OK	RX	ECM
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	12/21	11:44		21	02	OK	RX	ECM
	12/21	12:45		01:25	02	OK	RX	
	12/21	12:50		01:31	02	OK	RX	
	12/21	14:30		25	03	OK	RX	ECM
	12/26	14:03		54	01	OK	RX	
	12/31	00:34		01:34	03	OK	RX	

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

Confirmation Report – Memory Send

Time : Dec-19-12 02:34pm
Tel line : 2024341201
Name : RESEARCH DEPARTMENT WCDG1W

Job number	:	184
Date	:	Dec-19 02:32pm
To	:	912159817794
Document pages	:	04
Start time	:	Dec-19 02:32pm
End time	:	Dec-19 02:34pm
Pages sent	:	04
Status	:	OK

Job number : 184 *** SEND SUCCESSFUL ***

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Black Date: 12/19/12

Fax#: 215-981-7794 Pages: 4 including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS:

Confirmation Report – Memory Send

Time	: Dec-20-12 07:19pm	
Tel line	: 2024341201	
Name	: RESEARCH DEPARTMENT	WGDG1W

Job number	:	186
Date	:	Dec-20 07:18pm
To	:	912159817794
Document pages	:	03
Start time	:	Dec-20 07:18pm
End time	:	Dec-20 07:19pm
Pages sent	:	03
Status	:	OK

Job number : 186 *** SEND SUCCESSFUL ***

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block Date: 12/20/12

Fax#: 215-981-7794 Pages: 3 including this cover sheet

From: Tony Daley
Research Economist

Subject:
COMMENTS: Verification of Ownership of Comcast Class A Shares for Submission of Shareholder Proposal

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 610
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

VIA E-MAIL

January 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the Comcast Corporation for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Members' General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the Comcast Corporation ("the Company"), which is seeking a no-action letter with respect the shareholder proposal of the CWA Members' General Fund (the CWA Fund), by letter dated January 15, 2013. In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov. It is also being transmitted by United States mail to counsel for the company.

II. The Company's Claim under Rule 14a-8(i)(11)

The Fund Proposal asks the Company's Board of Directors to "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share. See Co. Ex. A. The Company claims that it may be omitted from its 2013 proxy materials under Rule 14a-8(i)(11) on the erroneous premise that it substantially duplicates another proposal that was "previously submitted" to it by Kenneth Steiner. See pp. 1-2; Co. Ex. B. In fact, as set forth in more detail below, the Fund proposal was the first to be received by the Company. The Company is mistaken in three respects.

III. The Applicable Tests for Applying Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting" (emphasis added). In this context, Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added).

IV. Contrary to the Claim of the Company, It Is Evident That the Fund Proposal Was The First to be Received by the Company

A. The Company Has Overlooked the Fact That It Received the CWA Fund Proposal on December 19th Before It Received the Steiner Proposal

The attached Affidavit of Tony Daley, and additional evidence discussed below, make clear that the Company is mistaken in asserting that it received the Proposal of the CWA Fund on December 20th - a day after its receipt of the Steiner Proposal "on December 19, 2012, via e-mail, at 3:14 p.m." (See p. 2). Mr. Daley states:

> "On December 19, 2012, between 2:00 and 3:00 PM, I submitted a shareholder proposal of the Communications Workers of America Members' General Fund via fax to Comcast Corporation (at fax number 215-981-7794) from a CWA fax number (202-434-1201)."

In his affidavit, Mr. Daley continues, "that was the only fax communication that I sent to Comcast on December 19, 2012."

Although the Company contends (p.2) that it "first received the Steiner Proposal on December 19, 2012, via e-mail, at 3:14 p.m," the Company's own Exhibit E, which the Company describes as "a copy of the Activity Report from the

Company fax machine," puts the Company's receipt of the CWA Fund's Proposal from fax number 202-434-1201, at "14:08," or 2:08 PM, on the afternoon of December 19th – more than one full hour before the Company claims that it received the Steiner Proposal via e-mail. The "14:08" entry in the Activity Report appears immediately before the entry at "16:01," or 4:01 PM, which the Company describes as "a [later] copy of the Steiner Proposal [that it received] via fax on the same day at 4:01 p.m."

There is additional evidence that the Company actually received the CWA Fund Proposal prior to the Steiner Proposal. Although there is a difference in the time that was recorded for the transmission, as compared to the Company's Activity Report, the enclosed CWA Confirmation Report reflects the "successful" transmission of the shareholder proposal from CWA fax number 202-434-1201 to the Company's 215-981-7794 fax number. The end time of the transmission is reported as "2:34pm" on the afternoon of December 19, 2012.

It is also evident that the fax transmission from the CWA fax number 202-434-1201 did in fact concern the Fund's shareholder proposal. The CWA Confirmation Report with respect to that fax contains a reduced size facsimile of the Cover Sheet that Mr. Daley used to transmit the fax. Apart from its size, the facsimile is identical to the copy of the fax cover sheet that is contained in Company Exhibit A, which the Company claims it did not receive until December 20th. Each copy of the cover sheet reflects that the subject of the fax is "submission of shareholder proposal." The date is "12/19/12." And the listed recipient is "Arthur Block," who is the Secretary of the Company. And, as Mr. Daley stated in his Affidavit, and the Company Activity Report confirms, the only fax that he sent to the Company on "December 19, 2012" was the fax that submitted the CWA Fund's shareholder proposal to the Company.

While there is a 26 minute discrepancy between the two times that were recorded for the Company's receipt of the "12/19/12" fax containing the Fund's Proposal, it is apparent that the Company's fax Activity Report and the CWA Fund's Confirmation Report agree that the fax containing the Proposal of the CWA Fund was received by the Company on

December 19, 2012, at least forty minutes before the time that the Company claims it "first received the Steiner Proposal" via e-mail. Under these circumstances, there is plainly no merit in the Company's claim that the Fund's Proposal "may be properly excluded under Rule 14a-8(i)(11) on the false premise that it duplicates another proposal that was "previously submitted to the Company . . . ." (Emphasis added; See pp. 1-2).

B. The Company Also Is Mistaken With Respect to The Subject-Matter of the Follow-Up Fax That It Received From The CWA Fund On December 20

The Company is also mistaken in claiming that it did not receive "a copy of the CWA proposal via fax" until "6:54 p.m" on the evening of December 20, 2012. While the CWA Fund did send a fax to the Company at about that time, and the Company's fax Activity Report (Co. Ex. E) does reflect the receipt of a fax from the CWA fax number of 202-434-1201 at "18:54" on the evening of "12/20," that fax did not contain a copy of the Fund's Proposal as the Company claims.

In this context, the Affidavit of Tony Daley demonstrates that the Company is mistaken. In his affidavit, Mr. Daley states:

> "On December 20, 2012, around 7:00 PM, I faxed to Comcast Corporation a verification of ownership of Comcast Class A Shares to fulfill the [proof of ownership] requirement of SEC Rule 14a-8."

The truth of Mr. Daley's foregoing statement is confirmed by the Confirmation Report that he received with respect to the December 20th fax transmission. The Report reflects that the "successful" transmission was made from the CWA fax number 202-434-1201 to the Company fax number of 215-981-7794, and was completed at "7:19pm" on the evening of December 20. In addition, the Confirmation Report contains a facsimile of the Cover Sheet that Mr. Daley used to transmit the fax, which makes clear that the subject of the fax was "Verification of Ownership of Comcast Class A

Shares for [his prior] Submission of [the CWA Fund's] Shareholder Proposal."

As in the case of the fax on December 19th, there is a discrepancy between the 6:54 p.m. time of receipt recorded by the Company's Activity Report for the fax sent on December 20th, and the 7:19 p.m. time of receipt reflected in the CWA's Confirmation Report. However, the difference of 25 minutes is virtually the same as the 26 minute difference that is apparent in the reports concerning the fax that was sent on the prior day, at the time the text of the CWA Fund's shareholder proposal was submitted to the Company.

Under these circumstances, it is evident that the fax that the CWA Fund sent to the Company on December 20 did not contain a copy of its shareholder proposal. Instead, that fax was submitted only to "fulfill the [proof of ownership] requirement of SEC Rule 14a-8," as Mr. Daley explains in his Affidavit.

C. The Company's Argument Is Also Without Merit Because the Company Did Not Receive the Revised Steiner Proposal Until December 30, 2012

The Company asserts (p. 2) that "[w]hen a company receives two substantially duplicative proposals, the company must include the proposal it received first in its proxy materials . . . ." As noted above, the CWA Fund agrees with that proposition. It makes clear that the Fund's Proposal must be included in the Company's proxy materials because it was the first to be received.

However, there is another facet of the Company's request that its counsel failed to address in its letter. That is the fact that the Company did not receive the version of the Steiner Proposal that it intends to include in its proxy materials before December 30 - ten days <u>after</u> it admits receipt of the CWA Fund's Proposal via UPS.

In this context, the Company asserts (p. 2) that the Steiner Proposal "attached hereto as <u>Exhibit B</u>" was the one "previously submitted to the Company." But an examination of Exhibit B reveals that the copy of the Proposal in the Exhibit is not only different from the original Steiner

Proposal, but is a revised version that could not have been submitted to the Company prior to December 30, 2012.

In this context, the copy of the Steiner Proposal in Company Exhibit B has a notation that it was "revised per company request, December 30, 2012." The nature and extent of the requested revisions is not apparent.

Under these circumstances, the CWA Fund submits that the revision and re-submission of the Steiner Proposal is an event, which further negates the Company's claim. It is evident that the Steiner Proposal was not the one that was "previously submitted," even if the Company had "first received a copy of the CWA Proposal on December 20, 2012 via UPS at 10:56 a.m," as the Company claims in its letter.

V. Conclusion

For the reasons set forth above, the CWA Fund respectfully submits that the Company has failed to meet its burden of demonstrating "that it is entitled to exclude . . . [the] proposal." Accordingly, the request for a no-action letter should be denied.

Respectfully submitted,



Frederick B. Wade
Attorney

c. William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Enclosures:

1. Affidavit of Tony Daley
2. Company Fax Activity Report -Company Exhibit E
3. CWA Fax Confirmation Report -Dec-19 02:32 pm
4. CWA Fax Confirmation Report -Dec-20 07:18 pm

AFFIDAVIT

1. My name is Tony Daley, Research Economist, Communications Workers of America. I make his affidavit on the basis of my personal knowledge.

2. On December 19, 2012, between 2:00 and 3:00 PM, I submitted a shareholder proposal of the Communications Workers of America Members' General Fund via fax to Comcast Corporation (at fax number 215-981-7794) from a CWA fax number (202-434-1201).

3. That was the only fax communication that I sent to Comcast on December 19, 2012.

4. On December 19, 2012, I also sent by overnight mail, the same proposal to Comcast Corporation.

5. On December 20, 2012, around 7:00 PM, I faxed to Comcast Corporation a verification of ownership of Comcast Class A Shares to fulfill the requirements of SEC Rule 14a-8.

Tony Daley
Research Economist

1/25/2013
Date

District of Columbia : SS
Subscribed and Sworn to before me
this 25 day of January 2013

Pamela R. Odey, Notary Public, D.C.
My commission expires November 30, 2015

ACTIVITY REPORT

TIME : 01/03/2013 10:38
NAME :
FAX :
TEL :
SER.# : BROA8J762124

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
	11/26	16:50	7877591600	38	02	OK	RX	ECM
	11/27	13:12		28	01	OK	RX	ECM
	11/27	22:41		37	01	OK	RX	ECM
	11/28	10:08	2027286222	01:11	03	OK	RX	ECM
	11/28	10:16	2027286222	01:07	03	OK	RX	ECM
#475	11/28	10:56	916156580901	30	02	OK	TX	ECM
	12/05	11:54		42	01	OK	RX	ECM
	12/06	09:49		29	01	OK	RX	ECM
	12/06	10:07		22	02	OK	RX	ECM
#476	12/07	12:34	92154895396	31	02	OK	TX	ECM
	12/10	14:36	2126814468	31	03	OK	RX	ECM
	12/11	15:52	2125562222	02:47	13	OK	RX	ECM
#477	12/12	10:46	915612100316	45	00	NG	TX	ECM
#478	12/12	10:48	915612100316	24	00	NG	TX	
	12/14	12:43	000	22	01	OK	RX	ECM
#479	12/17	14:55	918773539236	20:11	39	OK	TX	
	12/18	12:22	+2025086992	42	04	OK	RX	ECM
	12/19	14:[illegible]	[illegible]	01:26	04	OK	RX	ECM
	12/20	14:37	2126814468	18	02	OK	RX	ECM
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	12/21	11:44		21	02	OK	RX	ECM
	12/21	12:45	941 536 2489	01:25	02	OK	RX	
	12/21	12:50	941 536 2489	01:31	02	OK	RX	
	12/21	14:30	+2025086992	25	03	OK	RX	ECM
	12/26	14:03	941 536 2489	54	01	OK	RX	
	12/31	08:34	3103717872	01:34	03	OK	RX	

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

Confirmation Report – Memory Send

Time : Dec-19-12 02:34pm
Tel line : 2024341201
Name : RESEARCH DEPARTMENT WGDG1W

Job number : 184

Date : Dec-19 02:32pm

To : 912159817794

Document pages : 04

Start time : Dec-19 02:32pm

End time : Dec-19 02:34pm

Pages sent : 04

Status : OK

Job number : 184 *** SEND SUCCESSFUL ***

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block Date: 12/19/12

Fax#: 215-981-7794 Pages: 4 including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS:

Confirmation Report – Memory Send

Time : Dec-20-12 07:19pm
Tel line : 2024341201
Name : RESEARCH DEPARTMENT WCDG1W

Job number : 186

Date : Dec-20 07:18pm

To : 912159817794

Document pages : 03

Start time : Dec-20 07:18pm

End time : Dec-20 07:19pm

Pages sent : 03

Status : OK

Job number : 186 *** SEND SUCCESSFUL ***

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block **Date:** 12/20/12

Fax#: 215-981-7794 **Pages:** 3 including this cover sheet

From: Tony Daley
Research Economist

Subject:

COMMENTS: Verification of Ownership of Comcast Class A Shares for Submission of Shareholder Proposal

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: Shareholder Proposal Submitted by the Communications Workers of America Members' General Fund

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") the shareholder proposal (the "**CWA Proposal**") and related supporting statement received from the Communications Workers of America Members' General Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the CWA Proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the Company's intention to exclude the CWA Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the CWA Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company (the "**Steiner Proposal**," attached hereto as Exhibit B).

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be excluded "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When a company receives two substantially duplicative proposals, the company must include the proposal it received first in its proxy materials, unless that proposal may otherwise be excluded. See Great Lakes Chemical Corp. (Mar. 2, 1998).

The substance of the CWA Proposal and the Steiner Proposal is virtually identical. The CWA Proposal requests that the Company Board of Directors "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share"; the Steiner Proposal requests that the Company's Board of Directors "take the steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share." Given the proposals' similarity, the Company believes the proposals are substantially duplicative of one another for the purposes of Rule 14a-8(i)(11). See Bristol-Meyers Squibb Co. (Mar. 5, 2003); Pacific Gas & Electric Co. (Feb. 1, 1993).

The Company received the Steiner Proposal before the CWA Proposal. The Company first received the Steiner Proposal on December 19, 2012, via e-mail, at 3:14 p.m. A copy of that e-mail is attached hereto as Exhibit C. The Company also received a copy of the Steiner Proposal via fax on the same day at 4:01 p.m. The Company first received the CWA Proposal on December 20, 2012 via UPS at 10:56 a.m. A copy of the UPS delivery confirmation is attached hereto as Exhibit D. The Company also received a copy of the CWA Proposal via fax on the same day at 6:54 p.m. A copy of the Activity Report from the Company fax machine that received both of the faxes referred to above is attached hereto as Exhibit E. As a result of the foregoing timeline, the Company believes the Steiner Proposal had been "previously submitted" to the Company when the Company received the CWA Proposal.

Finally, the Company intends to include the Steiner Proposal in the 2013 Proxy Materials. As a result, the Company believes that the CWA Proposal may be properly excluded under Rule 14a-8(i)(11).

Conclusion

We believe the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from cluttering proxy materials with several versions of virtually the same proposal. For the reasons stated above, we respectfully request that the Staff concur in our opinion that the CWA Proposal may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(i)(11) because it substantially duplicates the Steiner Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: George Kohl
Communications Workers of America
Members' General Fund

Arthur R. Block
Comcast Corporation

EXHIBIT A

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Arthur Block

Date: 12/19/12

Fax#: 215-981-7794

Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS:

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

VIA Fax & Overnight Mail

December 19, 2012

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

On behalf of the Communications Workers of America Members' General Fun ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2013. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial owner of Comcast common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. We can supply proof of such holdings upon request.

The Fund intends to continue to own at least $2,000 worth of Comcast common stock continuously through the date of the Company's 2013 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at tdaley@cwa-union.org or 202-434-9515.

Sincerely,



George Kohl
Senior Director
Enclosure

Shareholder Proposal

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast's capital structure gives Brian Roberts a disproportionate percentage of shareholder votes. He had one third of the votes at the 2012 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which have 15 votes per share.

In contrast, Comcast's 2.064 billion shares of Class A common have two-thirds of the aggregate voting power. For 2012, each Class A share was entitled to just "0.1345 votes."

A report prepared for Morgan Stanley Investment Management by Davis Global Advisors "concludes that such a structure puts the interests of the controlling family over those of other investors" (New York Times, Nov. 4, 2006). Louis Lowenstein has observed that dual-class voting stocks eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behavior" (1989 Columbia Law Review pp. 979, 1008). He also contends that "they allow corporate control to be seized or retained by corporate officers or insiders" (What's Wrong with Wall Street, p.193 (1988)).

The danger of such disproportionate voting power is illustrated, we believe, by the criminal convictions of former executives of Adelphia Communications and Hollinger International. Like Comcast, each of those companies had capital structures that gave disproportionate voting power to one or more insiders and thereby reduced accountability.

Comcast's capital structure may also hinder acquisitions of companies that are governed on the one share-one vote principle. It could inhibit efforts to raise additional capital, because some persons, like Nell Minow, the editor of The Corporate Library, "would never buy or recommend non-voting or limited voting stock" (USA Today, May 17, 2004).

With a market capitalization of about $58 billion as this is written, Comcast may be the largest public company with disparate voting rights. In our view, this large capitalization magnifies the danger to investors that arises from a capital structure that gives Mr. Roberts one-third of the votes with Class B stock that would represent less than 1 percent of the aggregate voting power if all of his Class B stock was converted to Class A common.

At the 2009 Annual Meeting, this proposal won more than 26.3 percent of the votes cast for and against. This is a truly astonishing number in view of the fact that each Class B share has more than 100 times the voting power of a Class A share.

Raytheon, Readers Digest, Church & Dwight, Fairchild Semiconductor, and other companies have recently eliminated stocks with disparate voting rights in order to provide each share of common stock with a single vote. We believe Comcast should also take this step in order to better align the voting power of shareholders with their economic interests.

EXHIBIT B

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brian L. Roberts
Chairman
Comcast Corporation (CMCSA)
1500 Market St
Philadelphia PA 19102
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

REVISED DEC. 30, 2012

Dear Mr. Roberts,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Arthur R. Block
Corporate Secretary
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 19, 2012,
revised per company request, December 30, 2012]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

By allowing certain stock to have more voting power than other stock our company takes our public shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. GMI/The Corporate Library, an independent investment research firm, said we had a controlling shareholder group which owned 33% of our stock.

News Corp. is another company like ours. "If you are buying shares in [News Corp.], it's buyer beware," says Sydney Finkelstein, a professor at Dartmouth's Tuck School of Business. "There is no management or leadership reason to have two classes of stock except to retain control." The Council of Institutional Investors asked NASDAQ and NYSE to stop listing new companies with dual share classes.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI had rated our company "F" continuously since 2007 with "High Governance Risk." Also "Concern" for director qualifications, "Very High Concern" for Take Over Defenses and "Very High Concern" for Executive Pay – $26 million for Brian Roberts.

Brian Roberts also had $3.6 million in pension increases and non-qualified deferred pay. Because such pay was not directly linked to performance, it was difficult to justify in terms of shareholder value. In addition, Mr. Roberts received a mega-grant of 800,000 options for the 4th straight year. Considering Mr. Roberts' massive holdings – 33% of outstanding shares – such pay was unnecessary.

Two directors were age 74 to 92. Six directors had 10 to 43 years long-tenure. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Joseph Collins, Lead Director no less, Gerald Hassell and Judith Rodin each received approximately 20% in negative votes although they got every possible yes vote from Brian Roberts' 33%-holdings. This was 20-times the negative votes of some of our directors. Ms. Rodin was also involved with the AMR Corporation bankruptcy. Our proxy statement does not explain how such directors could possibly be strong directors. It is not a surprise that these directors controlled every seat on our executive pay committee. Plus they controlled 50% of our nomination committee and 30% of our audit committee.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 19, 2012 3:14 PM
To: Klumpp, Lori
Cc: Wideman, Elizabeth
Subject: Rule 14a-8 Proposal (CMCSA)``
Attachments: CCE00000.pdf

Dear Ms. Klumpp,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

EXHIBIT E

ACTIVITY REPORT

TIME : 01/03/2013 10:38
NAME :
FAX :
TEL :
SER.# : BROA8J762124

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
	11/26	16:50	7877591600	38	02	OK	RX ECM
	11/27	13:12		28	01	OK	RX ECM
	11/27	22:41		37	01	OK	RX ECM
	11/28	10:08	2027286222	01:11	03	OK	RX ECM
	11/28	10:16	2027286222	01:07	03	OK	RX ECM
#475	11/28	10:56	916156580901	30	02	OK	TX ECM
	12/05	11:54		42	01	OK	RX ECM
	12/06	09:49		29	01	OK	RX ECM
	12/06	10:07		22	02	OK	RX ECM
#476	12/07	12:34	92154895396	31	02	OK	TX ECM
	12/10	14:36	2126814468	31	03	OK	RX ECM
	12/11	15:52	2125562222	02:47	13	OK	RX ECM
#477	12/12	10:46	915612100316	45	00	NG	TX ECM
#478	12/12	10:48	915612100316	24	00	NG	TX
	12/14	12:43	000	22	01	OK	RX ECM
#479	12/17	14:55	918773539236	20:11	39	OK	TX
	12/18	12:22	+2025086992	42	04	OK	RX ECM
	12/19	14:08	2024341201	01:26	04	OK	RX ECM
	12/19	[illegible]	*** FISMA & OMB Memorandum M-07-16 ***	01:09	03	OK	RX ECM
	12/20	14:37	2126814468	18	02	OK	RX ECM
	12/20	18:54	2024341201	49	03	OK	RX ECM
	12/21	11:44		21	02	OK	RX ECM
	12/21	12:45	941 536 2489	01:25	02	OK	RX
	12/21	12:50	941 536 2489	01:31	02	OK	RX
	12/21	14:30	+2025086992	25	03	OK	RX ECM
	12/26	14:03	941 536 2489	54	01	OK	RX
	12/31	00:34	*** FISMA & OMB Memorandum M-07-16 ***	01:34	03	OK	RX

CWA

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX